UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-187968

URS CORPORATION

(Exact name of registrant as specified in its charter)

See Schedule A for Co-Registrants

600 Montgomery Street, 26th Floor

San Francisco, California 94111

(415) 774-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.850% Senior Notes due 2017 (and Guarantees by Co-Registrants with respect thereto)

5.000% Senior Notes due 2022 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, URS Corporation and each Co-Registrant listed on Schedule A hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AECOM Global II, LLC (successor to URS Corporation) Each Co-Registrant Listed on Schedule A hereto

Date:	October 27, 2014	By:	/s/ Keenan Driscoll
Keenan Driscoll Assistant Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SCHEDULE A

Table of Co-Registrants

Exact Name of Co-Registrant as Specified in its Charter(1)	State of Incorporation or Organization	Commission File Number
URS FOX US LP	Delaware	333-187968-37
B.P. BARBER & ASSOCIATES INC.	South Carolina	333-187968-36
E.C. DRIVER & ASSOCIATES INC.	Florida	333-187968-35
FORERUNNER CORPORATION	Colorado	333-187968-34
URS CONSTRUCTION SERVICES, INC.	Florida	333-187968-33
URS CORPORATION — NORTH CAROLINA	North Carolina	333-187968-32
URS CORPORATION	Nevada	333-187968-31
URS CORPORATION GREAT LAKES	Michigan	333-187968-30
URS CORPORATION SOUTHERN	California	333-187968-29
URS ENERGY & CONSTRUCTION, INC.	Ohio	333-187968-28
URS GLOBAL HOLDINGS, INC.	Nevada	333-187968-27
URS GROUP, INC.	Delaware	333-187968-26
URS HOLDINGS, INC.	Delaware	333-187968-25
URS INTERNATIONAL PROJECTS, INC.	Nevada	333-187968-24
URS ALASKA, LLC	Alaska	333-187968-23
WASHINGTON DEMILITARIZATION COMPANY, LLC	Delaware	333-187968-22
WASHINGTON GOVERNMENT ENVIRONMENTAL SERVICES COMPANY LLC	Delaware	333-187968-21
WASHINGTON OHIO SERVICES LLC	Nevada	333-187968-20
EG&G DEFENSE MATERIALS, INC.	Utah	333-187968-05
LEAR SIEGLER LOGISTICS INTERNATIONAL, INC.	Delaware	333-187968-19
URS FEDERAL SERVICES, INC.	Delaware	333-187968-18
URS FEDERAL SERVICES INTERNATIONAL, INC.	Delaware	333-187968-17
URS FEDERAL SUPPORT SERVICES, INC.(2)	Delaware	333-187968-16
URS FEDERAL TECHNICAL SERVICES, INC.(2)	Delaware	333-187968-15
RUST CONSTRUCTORS INC.	Delaware	333-187968-14
URS CORPORATION — OHIO	Ohio	333-187968-13
URS NUCLEAR LLC	Delaware	333-187968-12
AMAN ENVIRONMENTAL CONSTRUCTION, INC.	California	333-187968-11
CLEVELAND WRECKING COMPANY	Delaware	333-187968-10
URS CORPORATION — NEW YORK	New York	333-187968-08
URS OPERATING SERVICES, INC.	Delaware	333-187968-07
WGI GLOBAL INC.	Nevada	333-187968-06
URS E&C HOLDINGS, INC.	Delaware	333-187968-03
URS INTERNATIONAL, INC.	Delaware	333-187968-02
URS RESOURCES, LLC	Delaware	333-187968-01
URS PROFESSIONAL SOLUTIONS LLC	Delaware	333-187968-04

(1)         This entity has been merged with and into URS Federal Services, Inc., another Co-Registrant.

(2)         The address of each Co-Registrant is c/o URS Corporation, 600 Montgomery Street, 26th Floor, San Francisco, CA 94111, and the telephone number is (415) 774-2700.